UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:  333-164728, 333-166121, 333-168705, 333-172641, 333-180335 and 333-190407

DIRECTV HOLDINGS LLC

DIRECTV FINANCING CO., INC.

(Exact name of registrant as specified in its charter)

2260 East Imperial Highway

El Segundo, California  90245

(310) 964-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.125% Senior Notes due 2016 (and the guarantees related thereto)

3.500% Senior Notes due 2016 (and the guarantees related thereto)

2.400% Senior Notes due 2017 (and the guarantees related thereto)

1.750% Senior Notes due 2018 (and the guarantees related thereto)

5.875% Senior Notes due 2019 (and the guarantees related thereto)

5.200% Senior Notes due 2020 (and the guarantees related thereto)

4.600% Senior Notes due 2021 (and the guarantees related thereto)

5.000% Senior Notes due 2021 (and the guarantees related thereto)

3.800% Senior Notes due 2022 (and the guarantees related thereto)

4.450% Senior Notes due 2024 (and the guarantees related thereto)

3.950% Senior Notes due 2025 (and the guarantees related thereto)

6.350% Senior Notes due 2040 (and the guarantees related thereto)

6.000% Senior Notes due 2040 (and the guarantees related thereto)

6.375% Senior Notes due 2041 (and the guarantees related thereto)

5.150% Senior Notes due 2042 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

2.750% Senior Notes due 2023 (and the guarantees related thereto)

4.375% Senior Notes due 2029 (and the guarantees related thereto)

5.200% Senior Notes due 2033 (and the guarantees related thereto)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

3.125% Senior Notes due 2016	None
3.500% Senior Notes due 2016	None
2.400% Senior Notes due 2017	79
1.750% Senior Notes due 2018	70
5.875% Senior Notes due 2019	68
5.200% Senior Notes due 2020	68
4.600% Senior Notes due 2021	75
5.000% Senior Notes due 2021	77
3.800% Senior Notes due 2022	92
4.450% Senior Notes due 2024	83
3.950% Senior Notes due 2025	81
6.350% Senior Notes due 2040	48
6.000% Senior Notes due 2040	64
6.375% Senior Notes due 2041	57
5.150% Senior Notes due 2042	61

Table of Additional Registrants(1)

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization
DIRECTV Customer Services, Inc.	Delaware
DIRECTV Enterprises, LLC	Delaware
DIRECTV Home Services, LLC	Delaware
DIRECTV Group Holdings, LLC	Delaware
DIRECTV Merchandising, Inc.	Delaware
DIRECTV, LLC	California
LABC Productions, LLC	California

(1)   The address and telephone number for each of the Additional Registrants, other than DIRECTV Customer Services, Inc., is 2260 East Imperial Highway, El Segundo, California  90245,  (310) 964-5000.  The address and telephone number for DIRECTV Customer Services, Inc. is 5800 N. Meeker Avenue, Boise, Idaho  83704, (208) 363-6000.

Explanatory Note: On July 24, 2015, DIRECTV completed a merger transaction under which DIRECTV merged into Steam Merger Sub, LLC, a wholly-owned direct subsidiary of AT&T Inc. Following the merger, Steam Merger Sub, LLC (a successor in interest to DIRECTV) was renamed DIRECTV Group Holdings, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, DIRECTV Group Holdings, LLC, the successor company to DIRECTV, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2015	DIRECTV Group Holdings, LLC as successor by merger to DIRECTV

	By:	/s/ Wayne A. Wirtz
Name: Wayne A. Wirtz
Title: Assistant Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the additional registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2015	DIRECTV Holdings LLC DIRECTV Financing Co., Inc. DIRECTV Customer Services, Inc. DIRECTV Enterprises, LLC DIRECTV Home Services, LLC DIRECTV Merchandising, Inc. DIRECTV, LLC LABC Productions, LLC

	By:	/s/ Keith Landenberger
Name: Keith Landenberger
Title: Senior Vice President